News Release
TSX:RMX | NYSE AMEX:RBY September 12, 2011

Rubicon Minerals Provides Update of “9X”Drill Results from the F2 Gold System, Phoenix Gold Project, Red Lake, Ontario

-Drill results include 61.6 g/t gold over 2.0 metres (1.8 oz/ton gold over 6.6 feet) and 37.7 g/t gold over 3.0 metres (1.10 oz/ton gold over 9.8 feet)-

Rubicon Minerals Corporation (TSX: RMX) (NYSE-AMEX: RBY)  (“Rubicon”) is pleased to provide an update on its underground “9X” exploration drill program being carried out on the F2 Gold System, at its 100%-owned Phoenix Gold Project located in the heart of the prolific Red Lake Gold District of Ontario.

Drill Results

Latest drill results, which postdate the recently filed Preliminary Economic Assessment (PEA, see news release dated June 29, 2011 and August 11, 2011 for further details) are summarized in Table 1 and Figures 1, 2 and 3. Highlights include:

WLB2 South Extension (Target Area 1)

The “9X” exploration drilling carried out to the south of the F2 Core Zone, and south along strike of the WLB2 (Figure 1 and 4) continues to return significant gold. Holes drilled in this area typically contain multiple intercepts and are defining two distinct panels of gold mineralization.  Results from this area include:

·	14.3 g/t gold over 3.5 metres (0.42 oz/ton gold over 11.5 feet) in drill hole 305-127.

West Limb Zone (Target Areas 1, 4 and 6)

Several underground drill holes have tested the northwest extension of the F2 Gold System between 200 metres to 600 metres below surface in Target Area 4 at the boundary of Target Areas 1 and 6 in Figure 1, 2 and Figure 3. These holes typically contain multiple intercepts (Table 1) and continue to confirm the presence of significant gold mineralization in this area including:

·	61.6 g/t gold over 2.0 metres (1.8 oz/ton gold over 6.6 feet) and 31.4 g/t gold over 0.5 metres (0.92 oz/ton gold over 1.6 feet)in drill hole 305-06-044 in target area 1 and 4 respectively.
·	37.7 g/t gold over 3.0 metres (1.10oz/ton gold over 9.8 feet) in drill hole 305-131 in target area 1 near the boundary of target area 4.

Results from this area are interpreted to be the extension of the West Limb mineralization (Figure 4), which has been drilled in more detail along strike to the southwest at shallower levels (Figure 1, 2 and3). Delineation drilling in this area will be required to further define the mineralization.  Drill hole 305-89, testing Target Area 6 confirms the continuation of the mineralization to depth.  Minimal drilling has taken place in this target area which will be tested by further drilling.

122-10 Zone (Target Areas 3 and 5)

The 122-10 zone is interpreted to be the southerly, down-plunge continuation of the F2 Core Zone (Figure 2, 3 and 4). Intercepts in this area include:

·	56.7 g/t gold over 1.0 metre (1.65 oz/ton gold over 3.3 feet) and 29.6 g/t gold over 1.0 metre (0.86 oz/ton gold over 3.3 feet)in drill hole 305-103
·	13.4 g/t gold over 5.1 metres (0.39 oz/ton gold over 16.7 feet), including 95.3 g/t gold over 0.5 metres (2.78 oz/ton gold over 1.6 feet) in drill hole 305-111.

Project Update

Following the completion of the $70 million private placement by Agnico-Eagle Mines Ltd. into Rubicon, (see news release dated July 28, 2011), Rubicon continues to carry out both development and exploration programs designed to maintain its critical path with production targeted for 2013. Specifically:

1)
Rubicon has completed a power line to site and installed a transformer on site and has accepted an offer to connect to the grid from Hydro One for an initial 5.3 megawatts of power. Rubicon continues its negotiation for an easement with a third party land owner and will be able to access this grid power once this negotiation has been completed.

2)	Construction of a new hoist is well advanced and commissioning of the hoist is scheduled for October.

3)
An additional 185 metres of drifting has been completed on the 305 level bringing total development on that level to 1636 metres. The development work will provide drill access to resources north and south of the current workings.

4)	Over 100 metres of lateral drifting on the 244 metre level has been completed to provide access for new drill stations on this level.

5)
The final permits are in the last stages of approval and consultation with local First Nations are ongoing. Rubicon is targeting for the Closure Plan to be submitted to the Government of Ontario in Q4 2011.

6)
Rubicon is reviewing the results of its Preliminary Economic Assessment Technical Report under NI 43-101, prepared by AMC Mining Consultants (Canada) Ltd. and having an effective date of August 8, 2011 (the “PEA”)  with the objective of expanding resources through ongoing drilling and also assessing the ability to optimize certain outcomes of the PEA such as mill recovery rates, operating costs and the possible effect of higher gold prices.  It expects these initiatives will be carried out and completed over the next nine months.

Rubicon Minerals Corporation is an exploration and development company focused on developing its high-grade gold discovery at its Phoenix Project in Red Lake, Ontario.  Rubicon controls over 100 square miles of prime exploration ground in the prolific Red Lake gold district of Ontario which hosts Goldcorp's high-grade, world class Red Lake Mine.

RUBICON MINERALS CORPORATION
"David W. Adamson"
President & CEO

Table 1:  Assay Highlight Results

Hole	Elevation	Gold (g/t)	Width (m)	Gold (oz/ton)	Width (ft)	9X Target Area
305-06-042	280	11.3	2.5	0.33	8.2	4
incl.	280	22.5	1.5	0.66	4.9	4
305-06-043	325	8.1	1.7	0.24	5.6	4
305-06-043	330	8.2	3.0	0.24	9.8	4
incl.	330	20.1	1.0	0.59	3.3	4
305-06-044	316	61.6	2.0	1.80	6.6	1
305-06-044	319	11.1	1.0	0.32	3.3	1
305-06-044	386	31.4	0.5	0.92	1.6	4
305-06-046	305	16.9	1.0	0.49	3.3	1
305-06-048	322	12.5	0.5	0.36	1.6	1
305-06-050	325	16.1	1.4	0.47	4.6	1
305-06-050	449	9.5	2.0	0.28	6.6	4
305-06-051	275	23.6	1.0	0.69	3.3	1
305-06-051	236	27.1	0.8	0.79	2.6	4
305-06-051	243	12.4	1.0	0.36	3.3	4
305-06-084	307	22.9	1.0	0.67	3.3	4
305-89	646	13.2	3.0	0.39	9.8	6
incl.	646	18.4	2.0	0.54	6.6	6
305-93	142	8.9	3.0	0.26	9.8	1
305-96	158	7.5	3.4	0.22	11.2	1
incl.	158	14.3	1.0	0.42	3.3	1
305-97	402	11.5	5.3	0.33	17.4	3
incl.	402	18.4	1.0	0.54	3.3	3
305-101	208	160.4	0.5	4.68	1.6	1
305-101	184	16.6	1.0	0.48	3.3	1
305-103	476	56.7	1.0	1.65	3.3	1
incl.	476	112.2	0.5	3.27	1.6	1
	694	9.0	4.0	0.26	13.1	5
incl.	692	48.1	0.5	1.40	1.6	5
305-103	729	7.8	2.0	0.23	6.6	5
305-103	736	15.0	0.8	0.44	2.6	5
305-103	986	29.6	1.0	0.86	3.3	5
305-104	264	10.7	1.0	0.31	3.3	1
305-105	286	11.7	4.0	0.34	13.1	1
305-105	278	20.6	0.5	0.60	1.6	1
305-106	456	12.9	1.9	0.38	6.2	1
305-106	612	14.3	3.0	0.42	9.8	5
305-109	370	11.5	1.0	0.34	3.3	1
305-109	438	10.2	1.0	0.30	3.3	1
305-109	474	17.1	2.0	0.50	6.6	1
305-110	372	13.6	1.4	0.40	4.6	4
305-110	382	11.5	0.9	0.34	3.0	4
305-110	405	40.7	0.5	1.19	1.6	4
305-111	559	13.4	5.1	0.39	16.7	5
incl.	557	95.3	0.5	2.78	1.6	5
305-111	601	16.2	1.7	0.47	5.6	5
305-112	282	10.3	1.0	0.30	3.3	1
305-116	303	9.9	1.8	0.29	5.9	1
incl.	303	16.9	1.0	0.49	3.3	1
305-118	399	11.4	1.0	0.33	3.3	4
305-118	439	17.1	0.8	0.50	2.6	4
305-119	489	13.3	1.0	0.39	3.3	4
305-120	422	28.0	3.0	0.82	9.8	1
305-122	301	9.1	4.8	0.27	15.7	1
incl.	301	21.7	1.2	0.63	3.9	1
305-122	284	37.2	1.2	1.09	3.9	1
305-123	189	16.9	1.0	0.49	3.3	4
305-124	304	9.0	3.0	0.26	9.8	1
305-125	302	30.8	0.6	0.90	2.0	1
305-126	297	11.4	2.0	0.33	6.6	1
305-127	306	14.3	3.5	0.42	11.5	1
305-130	393	128.2	0.6	3.74	2.0	3
305-130	403	17.2	1.0	0.50	3.3	3
305-131	429	37.7	3.0	1.10	9.8	1
305-132	439	47.1	0.7	1.37	2.3	3
305-142	300	10.5	5.0	0.31	16.4	1
Holes with the prefix ‘305’were drilled from underground. Assays are uncut. Reported results are highlights from the ongoing drilling program on the F2 Gold System.  A complete listing of results to date for the F2 Zone is available at www.rubiconminerals.com

Figure 1: F2 Gold System Plan Map
Holes with the prefix ‘305’and ‘06’ were drilled from underground. Assays are uncut. Reported results are highlights from the ongoing drilling program on the F2 Gold System.  A complete listing of results to date for the F2 Zone is available at www.rubiconminerals.com

Figure 2:  Composite Long Section Looking Northwest and 9X Target Outlines

SW
NE
Mine Shaft
0 m
Lake Surface
305-101 16.6 / 1.0
305-101 160.4 / 0.5
305-104 10.7 / 1.0
305-122 37.2 / 1.2
305-116 9.9 / 1.8 incl. 16.9 / 1.0
305-125 30.8 / 0.6
305-122 9.1 / 4.8 incl. 21.7 / 1.2
305-127 14.3 / 3.5
305-93 8.9 / 3.0
305-96 7.5 / 3.4 incl. 14.3 / 1.0
305-126 11.4 / 2.0
305-124 9.0 / 3.0
305-106 12.9 / 1.9
305-97 11.5 / 5.3 incl. 18.4 / 1.0
305-130 17.2 / 1.0
305-111 13.4 / 5.1 incl. 95.3 / 0.5
305-103 56.7 / 1.0 incl. 112.2 / 0.5
305-130 128.2 / 0.6
305-106 14.3 / 3.0
305-132 47.1 / 0.7
305-103 9.0 / 4.0 incl. 48.1 / 0.5
305-111 16.2 / 1.7
305-103 29.6 / 1.0
305-103 7.8 / 2.0
305-103 15.0 / 0.8
-150 m
-350 m
-550 m
-750 m
-950 m
-1150 m
-1350 m
-1550 m
-1750 m
1
2
3
4
5
6
7
8
9
Gold Assay Results
New Results
Greater than 30 g/t Au
Between 15 - 30 g/t Au
Between 3 - 15 g/t Au
Previous Results
Greater than 30 g/t Au
Between 15 - 30 g/t Au
Between 3 - 15 g/t Au
Delineation Drilling
F2-63
14.2 / 1.0
Hole ID
Au (g/t) / Metre
0
100
200
Metres

Holes with the prefix ‘305’and ‘06’were drilled from underground. Assays are uncut. Reported results are highlights from the ongoing drilling program on the F2 Gold System.  A complete listing of results to date for the F2 Zone is available at www.rubiconminerals.com

Figure 3:  Composite Long Section Looking Northwest and 9X Target Outlines

SW
NE
0 m
Mine Shaft
Lake Surface
-150 m
-350 m
-550 m
-750 m
-950 m
-1150 m
-1350 m
-1550 m
-1750 m
06-051 12.4 / 1.0
06-051 23.6 / 1.0
305-105 20.6 / 0.5
305-105 11.7 / 4.0
305-112 10.3 / 1.0
305-142 10.5 / 5.0
06-046 16.9 / 1.0
06-050 16.1 / 1.4
06-044 61.6 / 2.0
06-048 12.5 / 0.5
06-044 11.1 / 1.0
305-109 11.5 / 1.0
06-084 22.9 / 1.0
305-131 37.7 / 3.0
305-120 28.0 / 3.0
305-110 13.6 / 1.4
305-118 11.4 / 1.0
305-110 11.5 / 0.9
305-109 10.2 / 1.0
305-118 17.1 / 0.8
305-110 40.7 / 0.5
305-119 13.3 / 1.0
305-109 17.1 / 2.0
305-123 16.9 / 1.0
06-051 27.1 / 0.8
06-042 11.3 / 2.5
incl. 22.5 / 1.5
06-043 8.2 / 3.0
incl. 20.1 / 1.0
06-043 8.1 / 1.7
06-044 31.4 / 0.5
06-050 9.5 / 2.0
305-89 13.2 / 3.0
incl. 18.4 / 2.0
3
1
4
5
2
6
8
7
9
Gold Assay Results
New Results
Greater than 30 g/t Au
Between 15 - 30 g/t Au
Between 3 - 15 g/t Au
Previous Results
Greater than 30 g/t Au
Between 15 - 30 g/t Au
Between 3 - 15 g/t Au
Delineation Drilling
F2-63
14.2 / 1.0
Hole ID
Au (g/t) / Metre
0
100
200
Metres

Holes with the prefix ‘305’and ‘06’were drilled from underground. Assays are uncut. Reported results are highlights from the ongoing drilling program on the F2 Gold System.  A complete listing of results to date for the F2 Zone is available at www.rubiconminerals.com

Figure 4:  F2 Gold System Plan Map with Zone Outlines

Gold Assay Results
New Results
Greater than 30 g/t Au
Between 15 - 30 g/t Au
Between 3 - 15 g/t Au
Previous Results
Greater than 30 g/t Au
Between 15 - 30 g/t Au
Between 3 - 15 g/t Au
DELINEATION DRILLING
Target Areas
F2-63
14.2 / 1.0
Hole ID
Au (g/t) / Metre
N
0
180
360
Metres
Northwest Extension
Hanging Wall Zone
Shaft
Western Limb Area
Crown Zone
Hanging Wall Zone
WLB2 - Deep
Core Zone
122-10 Zone
122-40 Zone
Gold Mineralization
open along strike
and to depth
Rubicon
Goldcorp

PR11-17    For more information, contact Bill Cavalluzzo, VP-Investor Relations, Toll free: 1.866.365.4706
E-mail: bcavalluzzo@rubiconminerals.com  |  www.rubiconminerals.com
Rubicon Minerals Corporation | Suite 1540–800 West Pender Street | Vancouver BC, CANADA  V6C 2V6

The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Assaying and Qualified Person
Assays were conducted on sawn NQ-sized half core sections. Unless stated, reported intercept widths are core lengths. Further drilling is required in such cases before the true widths of reported intercepts can be determined. The saw blade is routinely cleaned between samples when visible gold is noted during logging and sampling of the drill core. Assays were conducted by SGS Minerals Services using standard fire assay on a 50 gram (1 assay ton) sample with a gravimetric finish procedure. Assays are uncut as is standard practice in Red Lake. Standards, blanks and check assays were included at regular intervals in each sample batch. Check assays on 5% of samples are carried out at a third party independent laboratory. Gold standards were prepared by CDN Resource Laboratories Ltd. Phoenix Project exploration, drill work programs and all data forming the basis of this news release were supervised and verified by Terry Bursey, P.Geo., Regional Manager for Rubicon and a Qualified Person as defined by NI 43-101. Phoenix Project site operations are conducted under the supervision of Eric Hinton, P. Eng., Project Manager for Rubicon and a Qualified Person as defined by NI 43-101.

Forward Looking Statements
This news release contains statements that constitute "forward-looking statements" within the meaning of Section 21E of the United States Securities Exchange Act of 1934 and "forward looking information" within the meaning of applicable Canadian provincial securities legislation (collectively, "forward-looking statements"). Forward-looking statements often, but not always, are identified by the use of words such as "seek", "anticipate", "believe", "plan", "estimate", "expect", "targeting" and "intend" and statements that an event or result "may", "will", “would”, "should", "could", or "might" occur or be achieved and other similar expressions. Forward-looking statements in this news release include statements regarding the timing and nature of permitting studies, the timing and nature of infrastructure developments and construction, projections of future optimization, production timeline targets, the timing of negotiations with third parties, and the timing and nature of future exploration programs which are dependent on projections which may change as drilling continues, or if unexpected ground conditions are encountered. In addition, areas of exploration potential are identified which will require substantial drilling to determine whether or not they contain similar mineralization to areas which have been explored in more detail. The description of the extent of mineralized zones is not intended to imply that any economically mineable estimate of reserves or resources exists on the Phoenix project. Similarly, although geological features of the F2 Gold System are interpreted to show similarities to nearby gold producing mines owned by third parties, this should not be interpreted to mean that the F2Gold System has, or that it will, generate similar reserves or resources. Significant additional drilling is required at F2 to fully understand system size.

The forward-looking statements that are contained in this news release are based on various assumptions and estimates by Rubicon and involve a number of risks and uncertainties. As a consequence, actual results might differ materially from results forecast or suggested in these forward-looking statements. Forward-looking statements involve known and unknown risks, uncertainties, assumptions and other factors that may cause the actual results, performance or achievements of Rubicon to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Factors that could cause the actual results to differ include; risks relating to fluctuations in the price of gold; the inherently hazardous nature of mining-related activities; uncertainties concerning  resource estimates; results of exploration, availability of capital and financing on acceptable terms, inability to obtain required regulatory approvals, unanticipated difficulties or costs in any rehabilitation which may be necessary, market conditions and general business, economic, competitive, political and social conditions. These statements are based on a number of assumptions, including assumptions regarding general market conditions, timing and receipt of regulatory approvals, the ability of Rubicon and other relevant parties to satisfy regulatory requirements, the availability of financing for proposed transactions and programs on reasonable terms and the ability of third-party service providers to deliver services in a timely manner. Although Rubicon has attempted to identify important factors that could cause actual results to differ materially from those expressed or implied in forward-looking statements, there may be other factors which cause actual results to differ. Forward-looking statements contained herein are made as of the date of this news release and Rubicon disclaims any obligation to update any forward-looking statements, whether as a result of new information, future events or results or otherwise, except as required by applicable securities laws. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

PR11-17    For more information, contact Bill Cavalluzzo, VP-Investor Relations, Toll free: 1.866.365.4706
E-mail: bcavalluzzo@rubiconminerals.com  |  www.rubiconminerals.com
Rubicon Minerals Corporation | Suite 1540–800 West Pender Street | Vancouver BC, CANADA  V6C 2V6

The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.